February 3, 2006

Mr. David R. Humphrey

Branch Chief-Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Boeing Company

Form 10-K for the Year Ended December 31, 2004

File 001-00442

Dear Mr. Humphrey:

The Boeing Company (the “Company”) is in receipt of your letter dated December 30, 2005. This response is being submitted to you in electronic form pursuant to Rule 101(a)(3) of Regulation S-T as well as via U.S. mail. The Company will respond below to each comment raised in your letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All page and note references are to the Company’s 2004 Form 10-K unless otherwise noted.

Form 10-K for the Year Ended December 31, 2004

Item 7 - Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Consolidated Results of Operations, page 13

Comment:

1.	In addition to the table summarizing your key indicators, we suggest you present a second table summarizing the relative contributions of your Commercial Airplanes, IDS and BCC businesses to consolidated revenues, operating earnings and net earnings. In this regard, please ensure that you include the accounting differences, eliminations and other items necessary to reconcile to the consolidated totals shown in your table of key indicators.

Reply:

In future filings, the Company will revise Management’s Discussion and Analysis of Financial Conditions and Operations to include a cross-reference to the Segment Information footnote in the Notes to Consolidated Financial Statements (Note 24). The Segment Information footnote includes tables summarizing the relative contributions of the Company’s Commercial Airplanes, IDS and BCC businesses to consolidated revenues, operating earnings and net earnings. Additionally, the footnote includes accounting differences, eliminations and other items to reconcile to the consolidated revenues, operating earnings and net earnings shown in the table of key indicators.

Contractual Obligations, page 22

Comment:

2.	You have certain production related purchase obligations, which have historically been settled through either termination payments or contract adjustments should the customer base not materialize to support delivery from the supplier. However, it appears that you have not recorded these obligations on your statement of financial position. Based on your disclosures, it appears probable that you would incur some penalties as result of early settlement of these obligations. Based on your historical experience it appears these penalties could be reasonably estimated. As such, please tell us your accounting policy related to these items and provide us with support for your conclusions. If you believe there is only a reasonable possibility that you will incur penalties, provide an estimate of the amount of such penalties. See paragraphs 8 and 10 of SFAS 5.

Reply:

In the Company’s disclosure of production related purchase obligations not recorded on the statement of financial position, the Company will clarify that a significant portion of these inventory commitments are either supported by firm contracts from customers, or have historically resulted in settlement through reimbursement from such customers for penalty payments to the supplier should the customer base not materialize to support delivery from the supplier.

The Company’s accounting policy for supplier penalties follows the guidance in SFAS 5. Accordingly, the Company records an accrual for supplier penalties when an event occurs that makes it probable that a supplier penalty will be incurred and the amount is estimable as required by paragraph 8 of SFAS 5. Until an event occurs, the Company fully anticipates accepting all product procured under production related contracts. At December 31, 2004, the Company had accrued probable and reasonably estimable supplier penalties of $171 million related to the decision to end production of the 717 commercial aircraft, $121 million related to the decision to end production of the 757 commercial aircraft and $49 million related to the United States Air Force (USAF) 767 Tanker program. For supplier penalties that are only reasonably possible, the Company’s accounting policy is to disclose the nature of the contingency and an estimate of the possible loss or range of loss as required by paragraph 10 of SFAS 5. As disclosed on pages 31 and 32 of Management’s Discussion and Analysis of Financial Conditions and Operations and in Note 23 – Contingencies, the termination of the Company’s 747 and 767 programs was reasonably possible at December 31, 2004. Forward losses were not expected as a result of the termination of these programs; however, program margins would be unfavorably impacted as a result of supplier termination payments among other things.

Guarantees, page 23

Comment:

3.	We note your disclosure that a contingent repurchase agreement only becomes a trade-in commitment if the customer exercises its right to sell the Sale Aircraft to you, and we also note your belief that very few, if any, of your outstanding contingent repurchase commitments will ultimately become trade-in commitments. With a view toward expanded disclosure, tell us your historical experience in this regard. In your response, please clarify whether your customers have actually exercised their right to sell Sale Aircraft to you aggregating $972 million and $1.3 billion as of December 31, 2004 and 2003. If so, tell how you determined that it was probable that you would only be obligated to perform on trade-in commitments with gross amounts payable totaling $116 million and $582 million as of December 31, 2004 and 2003.

Reply:

The Company’s historical experience is that no contingent repurchase agreements have become trade-in commitments. The trade-in commitments aggregating $972 million and $1.3 billion at December 31, 2004 and 2003 are solely attributable to new aircraft purchases which did not originate from contingent repurchase agreements. A trade-in commitment does not need to evolve from a pre-existing contingent repurchase commitment as it is not uncommon for trade-in commitments, which may even be for our competitors’ aircraft, to be an element of a new aircraft purchase agreement. The trade-in commitments with gross amounts payable totaling $116 million and $582 million at December 31, 2004 and 2003 relate only to trade-in commitments that did not originate from contingent repurchase agreements.

The Company deems all trade-in commitments attributable to new aircraft purchases which did not originate from contingent repurchase commitments as probable at the signing of a definitive agreement for the new aircraft purchase. During the period from signing a definitive agreement to the expiration of the trade-in commitment, the Company continually reassesses the probability of the customer exercising their right to trade-in their used aircraft. The Company considers the following qualitative factors:

•	the number of comparable aircraft built and in service;

•	the number of comparable parked aircraft, not in service but available for service;

•	the customer’s current or projected utilization of the trade-in aircraft;

•	condition and age of the trade-in aircraft;

•	configuration of the trade-in aircraft;

•	operating economics of the trade-in aircraft; and

•	potential buyers of the trade-in aircraft.

Based on the qualitative assessment of what is probable, the Company adjusts the amount of estimated gross payables to customers relating to trade-in commitments. Accordingly, $116 million of the $972 million outstanding trade-in commitments at December 31, 2004 were deemed probable of being exercised.

As disclosed on page 24 of Management’s Discussion and Analysis of Financial Condition and Results of Operations, exposure related to trade-in commitments may take the form of:

(1)	adjustments to revenue related to the sale of new aircraft at the signing of a definitive agreement, and/or

(2)	charges to cost of products related to adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for new aircraft but prior to the purchase of the used trade-in aircraft.

To clarify item (1) above, adjustments to revenue represent the difference between the specified trade-in price in the definitive agreement and the Company’s best estimate of the fair value of the trade-in aircraft. These adjustments to revenue will be recognized in future periods upon delivery of the new aircraft.

To clarify item (2) above, accruals related to such charges included in accounts payable and other liabilities were $25 million and $65 million at December 31, 2004 and 2003, in accordance with SFAS 5.

The Company believes that the above policies result in appropriate accruals of reasonably estimable probable losses when the liability has been incurred. In future filings, the Company will clarify disclosure of its accounting policy for trade-in commitments.

Comment:

4.	Also, tell us how current trends in the airline industry have affected your assumptions over the past two or three years. For example, tell us the principal reasons why the amount of estimated gross payables to customers relating to trade-in commitments decreased from $582 million to $116 million during 2004.

Reply:

As disclosed on page 26 of Management’s Discussion and Analysis of Financial Condition and Results of Operations, world-wide air travel experienced a strong rebound in 2004. This rebound represents a significant change in the demand for new and used aircraft. As a result, there is a direct impact on trade-in commitments. Specifically, when world-wide traffic volume increases and airlines are using their aircraft near to capacity, airlines tend to keep older aircraft including aircraft subject to trade-in commitments. Additionally, the fair market value of aircraft subject to trade-in commitments has typically increased compared to prior periods when there were catastrophic events such as the September 11, 2001 terrorist attacks and to a lesser extent the Severe Acute Respiratory Syndrome outbreak in Asia.

The principal reasons for the decrease in the amount of estimated gross payables to customers relating to trade-in commitments during 2004 were due to the following: $298 million of used trade-in aircraft was purchased by the Company; $90 million of trade-in commitments were not exercised and expired, although previously considered probable; and $78 million of trade-in commitments were deemed no longer probable because of changing market conditions resulting in customers using their aircraft longer.

767 Tanker program, page 38

Comment:

5.	We note that pre-contract costs associated with your 767 Tanker Program were being deferred and recorded in inventory. In this regard, supplementally tell us why you believed these costs were not within the scope of SOP 98-5, and also tell us why you believe it was appropriate to record these costs in inventory. In your response, tell us the specific future benefits you expected to have resulted even if the USAF contract was not obtained. See paragraph 75(a) of SOP 81-1.

Reply:

In the fourth quarter of 2004, the Company recognized pre-tax charges totaling $275 million related to the USAF 767 Tanker program comprised of $226 million of development, design, tooling and production costs capitalized as pre-contract costs and $49 million of supplier termination obligations. The $226 million of capitalized pre-contract costs were included in the statement of work in sole-source negotiation with the USAF. As the only United States supplier of tankers and the technological leader, the Company believed it was probable that it would secure the USAF tanker contract and, therefore, incurred costs to execute on the statement of work related to improving the existing aerial tanker design and producing an aerial tanker that meets the USAF specifications. The development and design costs incurred were for features that were required by the USAF but not part of the standard 767 Global Tanker Transport Aircraft (GTTA) design. These additional USAF specifications included a freighter floor and door, power upgrade, and flight deck upgrade. These costs would have been inventoried and fully recoverable (allowable and allocable) under the specific anticipated contract for the USAF 767 Tanker program.

Under paragraph 5 of SOP 98-5, startup activities are defined as:

“…those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation.”

Paragraph 7 of SOP 98-5 clarifies this definition by stating:

“...activities related to routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities of an existing product, service, process, or facility are not start-up activities and are not within the scope of this SOP.”

The USAF Tanker pre-contract costs, as described above, were specific to satisfy the anticipated contract specifications and do not meet the definition of startup activities. Additionally, paragraph 8 of SOP 98-5 removes from its scope costs of acquiring or producing inventory and acquiring or constructing long-lived assets and getting them ready for their intended uses. The Company believes the USAF pre-contract costs met this scope exception. Therefore, the USAF 767 Tanker pre-contract costs are not startup costs and not within the scope of SOP 98-5, but rather represent inventoriable costs which the Company deemed probable of recovery under the anticipated contract. Accordingly, the Company inventoried these costs in accordance with the guidance in paragraph 75a. of SOP 81-1.

Paragraph 75a. of SOP 81-1 states the following:

“Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained should not be included in contract costs or inventory before the receipt of the contract. However, such costs may be otherwise deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.‡

‡ SOP 98-5, Reporting on the Costs of Start-Up Activities, amends this SOP by requiring precontract costs that are start-up activities to be expensed as incurred if they are determined to be within the scope of SOP 98-5.”

Accordingly, the USAF Tanker pre-contract costs were deferred because the following conditions were met: (1) the costs were directly associated with the specific anticipated contract for the USAF 767 Tanker program, (2) recoverability of the costs from that contract was probable (as disclosed on page 38 of Management’s Discussion and Analysis of Financial Condition and Results of Operations), and (3) the costs do not meet the definition of startup costs and were not in the scope of SOP 98-5. Therefore, the first sentence of paragraph 75a. of SOP 81-1, which requires that pre-contract costs result in future benefits even if the contract is not obtained, did not apply to the USAF 767 Tanker pre-contract costs since they met the exception provided in the second sentence of paragraph 75a.

Item 8 – Financial Statements

Consolidated Statements of Operations, page 63

Comment:

6.	It is unclear how your share-based plans expense relates to other operating expense line item classifications. We prefer that share-based compensation be included in the appropriate line item, such as costs of products or services, general and administrative expense or research and development expense, parenthetically noting the amount of equity-related charge that is included in that line item. However, in the alternative, share-based compensation may be presented as a separate line item, provided that you parenthetically note the amount of equity-related charge being excluded from the appropriate line item (because it is presented as a separate line item).

Reply:

Beginning with the Form 10-Q for the quarterly period ended March 31, 2005, the Company revised its Consolidated Statement of Operations to include share-based compensation expense in the appropriate line item as required by Staff Accounting Bulletin No. 107. The Share-Based Compensation footnote discloses the amount of the equity-related charge and the line item in the Company’s Consolidated Statement of Operations that includes such charge.

Note 1 – Summary of Significant Accounting Policies

Inventories, page 70

Comment:

7.	Based on the disclosures on page 45, we note that your Launch and Orbital Systems segment has incurred negative operating margins as costs of goods sold have exceeded net sales for the past three fiscal years. Please significantly expand your accounting policy for inventories to provide disclosure of the material assumptions and methodologies used by management in assessing excess or obsolete inventories. Your disclosure should also describe (i) any evidence obtained to ensure that the utility of inventory goods through their ordinary disposal will not be less than its cost; and (ii) how often management evaluates inventories for impairment (e.g. at each reporting date). Please advise or revise accordingly.

Reply:

In future filings, the Company will expand its accounting policy for inventories to provide disclosure of the material assumptions and methodologies used by management in assessing inventories for impairment as follows:

•	The determination of net realizable value of long-term contract costs is based upon quarterly contract reviews that determine an estimate of costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded.

•	The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that determine an estimate of revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a loss provision is recorded.

•	We review our general stock materials and commercial spare parts each quarter to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are written-off as an expense to cost of products in the period identified.

Note 20 – Arrangements with Off-Balance Sheet Risk

Guarantees, page 109

Comment:

8.	It appears that you do not record a liability in relation to your repurchase commitments at the point of the original sale of your aircraft. Instead, you record a liability at the point that customers exercise their rights to trade-in aircraft and enter into arrangements to purchase more aircraft. However, it appears to us that these agreements would fall under paragraphs 7-9 of EITF 00-24, which, due to the provisions in FIN 45, now require you to recognize a liability in relation to these agreements when the initial sale takes place. Further, paragraph 8(a) of FIN 45 would require a liability to be recorded in relation to your obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering event or conditions occur even though it is not probable that payments will be required under that guarantee. Please tell how your accounting policies comply with the aforementioned standards.

Reply:

The Company has contingent repurchase commitments entered into or modified after December 31, 2002 that are in the scope of FIN 45 as clarified in paragraphs 7-9 of EITF 00-24. Under the terms of these arrangements, the Company has agreed to repurchase aircraft being sold to certain customers at a specified price at a future point in time contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft to these customers. Based on the fact that the specified repurchase price is significantly lower than the aircraft’s expected fair value at the specified trade-in date, the Company estimates that the fair value of outstanding contingent repurchase commitments in the scope of FIN 45 is less than $5 million. Accordingly, the Company has not recorded a liability in relation to these agreements because the amount of such liability is immaterial and the Company’s historical experience is that no contingent repurchase agreements have become trade-in commitments.

Comment:

9.	In addition, please tell us how you apply paragraph 8(a) of FIN 45 to all of your guarantees other than those related to your repurchase commitments.

Reply:

For all guarantees which were in the scope of FIN 45 and were issued or modified after December 31, 2002, the Company recorded a liability at fair value for the noncontingent obligation to stand ready to perform under the guarantee in accordance with paragraph 8 of FIN 45. The Company determined the fair value of the guarantees in accordance with paragraph 9 of FIN 45. Specifically, the fair value of the Company’s guarantees was determined as follows:

Asset-related guarantees – The Company has one asset-related guarantee for which a cash premium was received. In accordance with paragraph 9(a) of FIN 45, at inception of the guarantee, the Company recorded a liability for the amount of the cash premium.

Credit guarantees related to the Sea Launch venture – At inception, the Company was required to record a liability for the Sea Launch guarantees under SFAS 5. In accordance with paragraph 10 of FIN 45, the SFAS 5 liability was recognized since the initial liability under SFAS 5 was greater than the fair value of the noncontingent guarantee under FIN 45.

Other credit guarantees – At inception, the Company recorded a liability for the estimated fair value of other credit guarantees which was determined using the expected present value of the probability-weighted cash flows as set forth in FASB Concept Statement 7, Using Cash Flow Information and Present Value in Accounting Measurements, as required by paragraph 9(b) of FIN 45. Specifically, for each future period the credit guarantee is to be outstanding, the Company determined the expected loss by multiplying the creditor’s default rate by the guaranteed amount reduced by an expected recovery. The expected loss amounts were then discounted to the present value.

Deficiency guarantees – The deficiency guarantees were issued prior to December 31, 2002 and, therefore, no liability has been recorded.

Equipment trust certificates - The equipment trust certificates were issued prior to December 31, 2002 and, therefore, no liability has been recorded.

Performance guarantees – At inception, the Company recorded a liability for the estimated fair value of performance guarantees which was determined using the same methodology discussed above in the “other credit guarantees” except there is no expected recovery.

Trade-in commitments represent purchase commitments accounted for under SFAS 5. Please refer to the Company’s response to Comment 3 for further discussion on the Company’s accounting policy for trade-in commitments.

Sincerely,

/S/    HARRY S. MCGEE III

Harry S. McGee III

Vice President of Finance & Corporate Controller